Exhibit 99.1

Innate Pharma Presents Data From Ongoing Phase 2 TELLOMAK Trial Demonstrating Clinical Activity of Lacutamab in Advanced Sézary Syndrome at ASH 2022

  Lacutamab demonstrated encouraging efficacy and a favorable safety profile in heavily pretreated, post-mogamulizumab patients with advanced Sézary syndrome
  In addition, Innate’s ANKETTM (Antibody-based NK cell Engager Therapeutics) platform on display at ASH via oral presentation and posters

MARSEILLE, France--(BUSINESS WIRE)--December 10, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today presented data from a preliminary analysis of the TELLOMAK Phase 2 trial demonstrating clinical activity and a favorable safety profile for lacutamab, a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody, in patients with advanced Sézary syndrome, a form of T cell lymphoma. The data were presented during the 2022 ASH (American Society Hematology) Annual Meeting, in New Orleans (United States).

At the time of data cut off (April 29, 2022), the Intention To Treat (ITT1) population included 37 post mogamulizumab patients with advanced, highly refractory Sézary syndrome, and 35 patients were Evaluable for Efficacy (EES2). The patient population was heavily pre-treated with a median of 6 prior lines of therapy. The median follow-up was 10.9 months.

In the ITT population, the global objective response rate (ORR) was 21.6% (8/37). ORR in the blood was 37.8% (95% confidence interval (CI): 24.1-53.9), with 21.6% (8/37) achieving complete response (CR). ORR in the skin was 35.1% (95% CI: 21.8-51.2). In the EES population, global objective response rate (ORR) was 22.9% (8/35). ORR in the blood was 40.0% (95% CI: 25.6-56.4) and ORR in the skin was 37.1% (95% CI: 23.2‑53.7).

Within the subgroup of patients that achieved a global response, median duration of global response was 10.8 months (95% CI: 6.2-12.3) with median time to global response of 4 months (range: 1.0-6.5); median time to blood response was 1.0 month (range: 1.0-6.5) and median time to skin response was 2.8 months (range: 0.9-10.2).

		Best Global Response N=37 (ITT) N=35 (EES)	Best Response in Skin N=37 (ITT) N=35 (EES)	Best Response in Blood N=37 (ITT) N=35 (EES)	Best Response in Lymph Node N=28 (ITT) N=26 (EES)
ORR % [95% CI]	ITT	21.6% [11.4-37.2]	35.1% [21.8-51.2]	37.8% [24.1-53.9]	10.7% [3.7-27.2]
	EES	22.9% [12.1-39.0]	37.1% [23.2-53.7]	40.0% [25.6-56.4]	11.1% [3.9-28.1]

In line with previous observations, lacutamab demonstrated a favorable safety profile for patients with advanced Sézary syndrome in the TELLOMAK Phase 2 preliminary analysis. Grade ≥ 3 Treatment-related (TR) Treatment-Emergent Adverse events (TEAEs) were observed in 6/37 (16.2%) patients. Most common TR TEAEs were general disorders and administration site conditions (N=6, 16.2%), skin and subcutaneous tissue disorders (N=5, 13.5%), and gastrointestinal disorders (N=3, 8.1%).

Dr. Joyson Karakunnel, MD, Chief Medical Officer of Innate Pharma, said: “This encouraging preliminary analysis in Sézary syndrome adds to the encouraging cutaneous T-cell lymphoma data we previously shared within the Phase 1 study, and Phase 2 mycosis fungoides cohort. The data continues to support our fast to market strategy for lacutamab in the niche setting of Sézary syndrome where lacutamab was granted U.S. Fast Track designation and EU Prime designation. We look forward to final data in 2023 while we continue investigate the role of lacutamab in other T-cell lymphomas including the monotherapy and combination trials for peripheral T-cell lymphoma.”

Dr. Pierluigi Porcu, Director, Division of Hematologic Malignancies and Hematopoietic Stem Cell Transplantation, Sidney Kimmel Cancer Center, Jefferson Health, Philadelphia, added: “It is encouraging to see lacutamab achieve clinically meaningful efficacy and favorable safety in this post-mogamulizumab, heavily pre-treated population. The responses observed in the blood and skin are encouraging in terms of ORR, but also the rapid time to response and duration of response. This advanced, highly refractory and heavily pre-treated disease, where patients typically have poor prognosis, and poor quality of life is an area of significant unmet need. The interim analysis adds to growing evidence supporting the development of lacutamab in T cell lymphomas. We thank the investigators, clinical research coordinators, patients and caregivers involved in the ongoing TELLOMAK program.”

Other presentations to be held at ASH 2022

ANKET™ (Antibody-based NK cell Engager Therapeutics):

During the ASH annual meeting, Pr. Vivier, DVM, PhD, Chief Scientific Officer of Innate Pharma, gave an oral presentation on Innate’s multispecific antibodies platform, ANKETTM, which harnesses the antitumor functions of NK cells, boosting their capacity to proliferate, to accumulate at the tumor site and to kill tumor cells.

“NK cells are attractive alternatives to T cell-based approach. Our ANKETTM platform is creating an entirely new class of molecules to induce synthetic immunity against cancer. It leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells. It has shown better anti-tumor efficacy than approved benchmark antibodies in preclinical tumor models.” Pr. Vivier said. “Progress continues toward investigational new drug (IND) filing in 2023 for our latest innovation, Innate’s CD20 targeted tetra-specific ANKETTM, IPH6501.”

In addition, Innate partner Sanofi will display two posters on the NK cell engagers SAR’579/IPH6101 and SAR’514/IPH6401.

The posters and presentation will be available on the Publications section of Innate’s website following the meeting.

About Lacutamab

Lacutamab is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphomas of T lymphocytes have a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

Lacutamab is granted European Medicines Agency (EMA) PRIME designation and US Food and Drug Administration (FDA) granted Fast Track designation for the treatment of patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies. Lacutamab is granted orphan drug status in the European Union and in the United States for the treatment of CTCL.

About ANKETTM

ANKETTM (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer. It leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

Our latest innovation, the tetra-specific ANKET molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and an interleukin-2 receptor (via an IL-2 variant, IL-2v) via a single molecule.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

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1 ITT (Intention to Treat): entered into the study and treated with lacutamab
2 EES (Efficacy Evaluable Set): treated with lacutamab and have a baseline and at least one post baseline disease assessment

Contacts

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Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

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Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
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